Filed pursuant to Rule 433

June 18, 2018

Relating to

Preliminary Prospectus Supplement dated June 18, 2018

to

Prospectus dated January 26, 2017

Registration Statement No. 333-213765-04

Duke Energy Florida, LLC
First Mortgage Bonds,

$600,000,000 3.80% Series due 2028
$400,000,000 4.20% Series due 2048

Pricing Term Sheet

Issuer:	Duke Energy Florida, LLC
Trade Date:	June 18, 2018
Settlement Date:	June 21, 2018; T + 3
Ratings (Moody’s/S&P):*	A1/A(stable/stable)
Interest Payment Dates:	January 15 and July 15, beginning on January 15, 2019
Security Description:	First Mortgage Bonds, 3.80% Series due 2028 (the “2028 Mortgage Bonds”)	First Mortgage Bonds, 4.20% Series due 2048 (the “2048 Mortgage Bonds”)
Principal Amount:	$600,000,000	$400,000,000
Maturity Date:	July 15, 2028	July 15, 2048
Price to Public:	99.815% per 2028 Mortgage Bond, plus accrued interest, if any, from June 21, 2018	99.861% per 2048 Mortgage Bond, plus accrued interest, if any, from June 21, 2018
Coupon:	3.80%	4.20%
Benchmark Treasury:	2.875% due May 15, 2028	3.000% due February 15, 2048
Benchmark Treasury Yield:	2.922%	3.058%
Spread to Benchmark Treasury:	+ 90 bps	+ 115 bps
Yield to Maturity:	3.822%	4.208%
Redemption Provisions/ Make-Whole Call:

At any time before April 15, 2028 (which is the date that is three months prior to maturity of the 2028 Mortgage Bonds (the “2028 Par Call Date”)), redeemable at the Treasury Rate + 15 bps. At any time on or after the 2028 Par Call Date, redeemable at par.

At any time before January 15, 2048 (which is the date that is six months prior to maturity of the 2048 Mortgage Bonds (the “2048 Par Call Date”)), redeemable at the Treasury Rate + 20 bps. At any time on or after the 2048 Par Call Date, redeemable at par.

CUSIP / ISIN:	26444H AE1 / US26444HAE18	26444H AF8 / US26444HAF82
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. PNC Capital Markets LLC SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc.
Senior Co-Manager:	Loop Capital Markets LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC Santander Investment Securities Inc. The Williams Capital Group, L.P.
Junior Co-Managers:	CastleOak Securities, L.P. Samuel A. Ramirez & Company, Inc.

*  Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, PNC Capital Markets LLC toll-free at 1-855-881-0697, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786.